GKM
FUNDS

------------------------------------------------------------------------

November 30, 2006


U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

     RE:  The GKM Funds (the "Trust")
          File Nos. 811-10529 and 333-71402
          Response to Commission's Comments on Post-Effective Amendment
               No. 5 on Form N-1A

Ladies and Gentlemen:

     Mr. Briccio Barrientos of the Commission staff contacted us to provide comments on Post-Effective Amendment No. 5 to the Trust's registration statement on Form N-1A, which was filed with the Commission on October 2, 2006. The following are the comments provided by the Commission staff and the Trust's response to each:


                                   PROSPECTUS

1. COMMENT: Under the heading "Principal Risks of Investing in the Fund," correct the typographical error in the sub-section "Management Risk."

     RESPONSE: The requested change has been made.

2. COMMENT: Under the heading "Principal Risks of Investing in the Fund," move the third bullet point under the sub-section "Other Risks" so that it is listed separately as a principal risk.

     RESPONSE: The text from the third bullet point has been incorporated into the principal risk "Market Risk" as follows:

     MARKET RISK. Overall stock market risks may also affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect securities markets. In addition, as with any mutual fund investments, the Fund's returns will vary and you could lose money.

3. COMMENT: Under the heading "Determination of Net Asset Value," expand the discussion of the factors considered when applying the Fund's fair valuation procedures.

     RESPONSE: The second paragraph under the heading "Determination of Net Asset Value" has been revised as follows:

     The Fund's assets are generally valued at their market value. If market prices are not available, assets will be valued by the Fund's adviser at their fair value, according to procedures approved by the Fund's board of trustees. Various factors may be reviewed in order to make a good faith determination of a security's value. These factors include, but are not limited to, the type and cost of the security; size of the holding; relevant financial or business developments of the issuer; actively traded similar or related securities; related corporate actions; significant events occur after the close of trading in the security but prior to the calculation of the Fund's NAV; and changes in the overall market conditions. The Fund may own securities that are traded primarily on foreign exchanges that trade on weekends or other days that the Fund does not price its shares. As a result, the NAV of the Fund may change on days when you will not be able to purchase or redeem your shares of the Fund.

4. COMMENT: In the section "Portfolio Managers" add a space between "3" and "1/2" under the sub-section on Jed Cohen.

     RESPONSE: The requested change has been made.


                       STATEMENT OF ADDITIONAL INFORMATION

5. COMMENT: In the section "Portfolio Transactions and Brokerage" describe the affiliation of Samuels Chase & Co., Inc.

     RESPONSE: The following language has been added to the section "Portfolio Transactions and Brokerage":

     Samuels Chase & Co., Inc. is considered an affiliated broker-dealer as result of certain employees of the Adviser maintaining their securities licenses with the firm.

6. COMMENT: With regard to the "Policy Regarding the Selective Disclosure of Portfolio Holdings," identify the party or parties responsible for resolving any conflicts of interest with regards to application of the Policy.

     RESPONSE: The following bullet point has been added to the "Policy Regarding the Selective Disclosure of Portfolio Holdings":

     o The CCO resolves all conflicts of interest with regards to disclosure of portfolio information. However, if the CCO is conflicted as well, the CCO will present the issue to the full Board of Trustees for determination. In instances where the CCO resolves the conflict, the CCO will provide a report to the Board of Trustees describing the conflict of interest and why the CCO either allowed or prohibited the disclosure. This report is presented at the next regularly scheduled Board of Trustees meeting.

GENERAL

7. COMMENT: Include a "Tandy" representation with respect to the Commission staff's comments on the Trust's filing.

     RESPONSE: The Trust has authorized me to acknowledge to you that:

     (a) The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the "Staff");

     (b) Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     (c) The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

--------------------------------------------------------------------------------

     If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.



Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary